SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

American Shared Hospital Services
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

029595-10-5
(CUSIP Number)

Raymond C. Stachowiak
American Shared Hospital Services
Four Embarcadero Center, Suite 3700
San Francisco, California 94111-4107
Tel. No.: (415) 788-5300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a Copy to:
Robert B. Murphy, Esq.
Dykema Gossett PLLC
1300 I Street, N.W., Suite 300 East
Washington, DC 20005
Tel. No.: (202) 906-8721
June 12, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Raymond C. Stachowiak
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 497,847
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 497,847
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 497,847
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.39%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the Common Stock, No Par Value (“Common Stock”), of American Shared Hospital Services, a California corporation (“Issuer”). The principal executive offices of the Issuer are located at Four Embarcadero Center, Suite 3700, San Francisco, California 94111.

Item 2.	Identity and Background

The name of the person filing this statement is Raymond C. Stachowiak (“Reporting Person”). The Reporting Person is a member of the Issuer’s board of directors, with a business address of Four Embarcadero Center, Suite 3700, San Francisco, California 94111. The Reporting Person is a citizen of the United States.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person purchased the securities to which this statement relates with personal funds.

Item 4.	Purpose of Transaction

The securities to which this statement relates were acquired and are held for investment purposes by the Reporting Person with no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; although the Reporting Person reserves the right to dispose of the subject securities or to acquire additional securities from time to time.

Item 5.	Interest in Securities of the Issuer

(a)  The Reporting Person beneficially owns 497,847 shares of Common Stock, representing approximately 9.39% of the outstanding shares of Common Stock, including 13,000 shares that may be acquired by the Reporting Person within the next 60 days.

(b)  The Reporting Person has sole power to vote and to dispose of 497,847 shares of Common Stock.

(c)  On June 12, 2014, the Reporting Person purchased 400,000 shares of Common Stock from the Issuer in a private placement transaction (“Private Placement”), at the closing price of the Common Stock on the preceding day of $2.43 per share. The Reporting Person did not effect any other transactions in the Common Stock during the past sixty days.

(d)  Inapplicable.

(e)  Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Private Placement, the Reporting Person entered into a Common Stock Purchase Agreement with the Issuer (“Purchase Agreement”), which contained certain standstill requirements, as well as limited pre-emption and registration rights. The standstill provisions expire two years from the date of the Purchase Agreement and the pre-emption and registration rights expire one year from such date.

The Purchase Agreement is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Common Stock Purchase Agreement, dated as of June 11, 2014, between and among American Shared Hospital Services, a California corporation, and Mr. Raymond C. Stachowiak and RCS Investments, Inc., an Illinois corporation, John F. Ruffle and Stanley S. Trotman Jr.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 17, 2014.

/s/ RAYMOND C. STACHOWIAK
Raymond C. Stachowiak
(Name/Title)